Grant Thornton

Accountants and Management Consultants

REPORT OF INDEPENDENT ACCOUNTANTS ON MANAGEMENT'S

ASSERTION ON COMPLIANCE WITH MINIMUM SERVICING STANDARDS

SET FORTH IN THE UNIFORM SINGLE ATTESTATION PROGRAM FOR

MORTGAGE BANKERS

Board of Directors

Countrywide Financial Corporation

We have examined management's assertion about Countrywide Financial Corporation (formerly Countrywide Credit Industries. Inc.) and Subsidiaries' (including its wholly-owned subsidiary, Countrywide Home Loans, Inc. ("CHL") and Countrywide Home Loans Servicing, L.P., a wholly-owned subsidiary of CIIL) ("the Company") compliance with the minimum servicing standards identified in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (USAP) as of and for the year ended December 31, 2002 included in the accompanying management assertion. Management is responsible for the Company's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about the entity's compliance based on our examination,

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the minimum servicing standards.

In our opinion, management's assertion that Countrywide Financial Corporation and Subsidiaries (including its whollyowned subsidiary, Countrywide Home Loans, Inc., and Countrywide Home Loans Servicing. L.P., a wholly-owned subsidiary of CHL) complied with the aforementioned minimum servicing standards as of and for the year ended December 31, 2002 is fairly stated, in all material respects, except as disclosed in the attached Schedule of Findings.

Grant Thornton LLP

Los Angeles, California

February 28, 2003

Suite 300

1000Wilshire Blvd.

Los Angeles, CA 90017-2464

T 213.627.1717

F 213.624.6793

www.grantthornton.com

Countrywide Financial Corporation

SCHEDULE OF FINDINGS

December 31, 2002

Statement of Condition:

Interest on payoffs for four (4) states was not properly credited to the mortgagor per the respective state laws due to a programming error that was not correctly identifying when the Company should be paying, or crediting, the mortgagor.

Criteria:

The Uniform Single Attestation Program for Mortgage Bankers, Section V, Item 4, requires that interest on escrow accounts shall be paid, or credited, to mortgagors in accordance with the applicable state laws.

Effect:

The Company was not properly paying, or crediting, the mortgagors for interest on payoffs during the year ended 2002.

Recommendation:

The Company should identify all borrowers who are affected and refund the interest immediately. The Company should also remedy the programming error so that the system will properly identify when the mortgagor should be paid, or credited, for the interest on payoffs.

Corrective Action Plan:

The Company investigated this matter and identified the programming error. The programming error was corrected as of February 10, 2003. The Company identified all mortgagors affected and will send a refund to each customer that would have received a refund at payoff had the error not occurred. The Company expects payment to the mortgagors to occur by April 30, 2003. The Company's Legal Department is also revalidating the interest on escrow rules for all states. The Company's Internal Audit Department will be performing testing in this area to ensure proper interest credit to mortgagors where applicable.